

Equitable Distributors, LLC's Exemption Report

Equitable Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k):* (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (*k*) throughout the year ended December 31, 2024 without exception.

Equitable Distributors, LLC

I, Candace Scappator, affirm that, upon information and belief and reasonable inquiry through the appropriate supervisory personnel into the records available in connection with the Company's compliance with the prompt forwarding requirements, this Exemption Report is true and correct.

By: *Candace Scappator*

Title: Vice President, Chief Financial Officer, and Principal Financial Officer

Equitable
1345 Avenue of the Americas, New York 10105